Mail Stop 4720

November 12, 2009

Michael M. Magee
President and Chief Executive Officer
Independent Bank Corporation
230 West Main Street, P.O. Box 491
Ionia, Michigan 48846

> **Re:** **Independent Bank Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 2, 2009**
> **File No. 000-07818**

Dear Mr. Magee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not included the pro forma information referenced in Annex A. Please include this information with your revised preliminary proxy so the staff has time for its review.

2.   Please revise to state the date by which the company must receive the proxy cards or the date by which the shareholders must vote by telephone or internet for the shares represented by the proxy to be voted.

3.   Please revise to separate Proposal 3 into two separate proposals for the exchange
        of the Institutional Trust Preferred Securities and for the exchange of the CPP
        Preferred Securities or tell us how this proposal complies with Rule 14a-4(a)(3).

4.   Please provide your analysis as to why shareholders do not need to vote on the
        "Retail TP Exchange."

5.   Please provide the information required by Item 11 of Schedule 14A for the offer
        to exchange outstanding trust preferred securities issued by IBC Capital Finance
        II for shares of common stock of Independent Bank Corporation. See Note A of
        Schedule 14A.

Proposal 1, page 4

6.   Aside from the issuances of securities discussed in proposals 2 and 3, please
        revise to state whether further authorization for the issuance of the securities by a
        vote of security holders will be solicited prior to the issuances of securities
        discussed in Proposal 1.

Proposal 2, page 8

7.   Please file as an appendix to the proxy statement the Independent Bank
        Corporation Long-Term Incentive Plan. See Instruction 3 to Item 10 of Schedule
        14A.

8.   Please tell us supplementally when the options and common shares underlying the
        options will be registered under the Securities Act. Alternatively, please tell us
        which section of the Securities Act or rule of the Commission you intend to rely
        upon for exemption from such registration. See Instruction 5 to Item 10 of
        Schedule 14A.

Further Information Regarding the Exchange Ratios, page 11

9.   Please revise the table, "Examples of Stock Option Exchange Ratios" to disclose
        what the exercise price of the new options would be.

Effect on Shareholders, page 13

10.   Please revise this section to discuss the numbers of common shares underlying the
        eligible options, the weighted average exercise price of the eligible options, the
        numbers of common shares underlying the new options as determined by the most
        recent practicable date, the exercise price of the new options as determined by the
        most recent practicable date, and the percentage of total outstanding common
        shares the shares underlying the new options will represent assuming that all
        eligible options were exchanged.

Vote Required and Recommendation of the Board, page 15

11.   We note that you state here, on page 17, and on page 18 that the sum of any
       negative votes and abstentions will necessitate offsetting affirmative votes to
       assure approval. Please clarify that negative votes and abstentions will have the
       affect of voting against the proposal.

Proposal 3, page 15

12.   Please revise to describe the relationship of IBC Capitol Financial IV, IBC
       Capital Finance III, and Midwest Guaranty Trust I with Independent Bank
       Corporation.

13.   Please revise to provide the information required by Item 12(b) of Schedule 14A.

Executive Compensation for Fiscal Year 2008, page 20

14.   Please revise to include the information required by Item 407(e)(4) and (e)(5) of
       Regulation S-K.

Information Incorporated By Reference, page 32

15.   You may only incorporate by reference into the proxy statement only in the
       manner and to the extent specifically permitted in the items in this schedule.
       Please revise. See Note D to Schedule 14A.

       As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney

CC: By Fax: (616) 336-7000
        Seth Ashby
        Kim Baber
        Varnum LLP